EXECUTION COPY
Dated 17 March 2009
Alfa Finance Holdings S.A.
- and -
Henri Services Limited
Agreement
- relating to -
the Sale and Purchase of Shares in
Alfa Telecom Turkey Limited
MOSAR/W2144.00159
Lovells CIS 5TH floor, Usadba Centre 22 Voznesensky Pereulok Moscow 125009, Russia

This Agreement is made the 17th day of March 2009
Between:
(1)	Alfa Finance Holdings S.A., a company registered in Luxembourg under number B70119 whose registered office is at 3 Boulevard du Prince Henri, L-1724, Luxembourg (the “Seller”); and

(2)	Henri Services Limited, a company registered in the British Virgin Islands under number 631612 whose registered address is at Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (the “Purchaser”).
Whereas:
(A)	Alfa Telecom Turkey Limited is a company incorporated in the British Virgin Islands under number 1000502 whose registered office is at Geneva Place, PO Box 3469, Road Town, Tortola, British Virgin Islands VG1110 (the “Company”).

(B)	On 19 November 2008, a decision of the United States District Court for the Southern District of New York (“Decision”) held that the Arbitration Award required the Seller to reduce its interest in Turkcell Iletisim Hizmetleri A.S.

(C)	Accordingly the Seller has agreed to sell and the Purchaser has agreed to purchase 30.0% of the shares in the Company (being 1,500 ordinary shares held by the Seller (hereafter this 30.0% holding to be sold by the Seller is referred to as the “Shares”)) on and subject to the terms of this Agreement.
It is Agreed:
1.	Interpretation

1.1	In this Agreement (including its Recitals) the following words and expressions have the meanings respectively set opposite them:

“Arbitration Award” means the award issued by the Arbitration Panel on 1 August 2007, which was confirmed by the United States District Court for the Southern District of New York on 2 November 2007 and clarified by the Decision;

“Arbitration Panel” means the arbitration panel appointed by Storm and Telenor in the arbitration arising out of the Telenor Dispute;

“Business Day” means a day (except a Saturday or Sunday) on which banks are generally open for business in London, England, Geneva, Switzerland, Luxembourg and Tortola, British Virgin Islands;

“Completion” means completion of the sale and purchase of the Shares pursuant to this Agreement in accordance with its terms;

“Completion Date” means the date on which the last of the Conditions is fulfilled or waived in accordance with this Agreement;

“Conditions” has the meaning given in clause 2;

“Encumbrance” means a claim, condition, charge, debenture, mortgage, pledge, lien, security interest, title retention, assignment, restriction, right of first refusal, option, right of pre-emption or other third party right or interest of any kind, howsoever arising (including by a court order), whether granted for the purpose of security or not, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, and “Encumbrances” means all those kinds of right or interest or restriction;

“First SPA” means a share purchase agreement between the Seller and Nadash International Holdings Inc. entered into on or about the date hereof;

“Group” references mean, unless otherwise stated, a reference to that person, its subsidiary undertakings, its parent undertakings and any other subsidiary undertakings of its parent undertakings;

“Kyivstar” means CJSC Kyivstar GSM, a closed Joint Stock Company incorporated in the Ukraine under number 21673832 whose registered address is 51 Chervonozoryany Prospect, Kiyv, 03110, Ukraine;

“Kyivstar Shareholders Agreement” means the shareholders agreement relating to Kyivstar between Telenor and Storm dated 30 January 2004;

“Parties” means the parties to this Agreement and “Party” means either of them;

“Purchase Price” means US$43,500,000.00 (forty three million five hundred thousand United States dollars);

“Registered Agent” means Jordans (Caribbean) Limited, the registered agent of the Company in the British Virgin Islands;

“Shareholders Agreement” means the shareholders agreement in relation to the Company to be entered into by the Seller, the Purchaser, Nadash International Holdings Inc. and the Company at Completion (in the form attached as Annex A hereto);

“Storm” means Storm LLC, a company registered in the Ukraine under number 23163325 whose registered address is 1 UI. Narodnogo Opolcheniya, Kiyv, 03110, Ukraine;

“Tax” means:
(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature; and

(b)	all related fines, penalties, charges and interest,
imposed by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to the Company or any other person;

“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority competent to impose a liability for or to collect Tax;

“Telenor” means Telenor Mobile Communications A.S., a company registered in Norway whose registered address is Snaroyveien, Fornebu, 30 N-1331, Norway;

“Telenor Dispute” means the dispute between Storm and Telenor in relation to the validity and implementation of the Kyivstar Shareholders Agreement;

“Transaction” means a transaction that relates to or is entered into pursuant to or in connection with this Agreement or any other Transaction Documents;

“Transaction Document” means:
(a)	this Agreement; and

(b)	the Shareholders Agreement;
and “Transaction Documents” means all such agreements and documents.

1.2	In this Agreement, unless the context otherwise requires:
(a)	references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

(b)	references to recitals, clauses and schedules and sub-divisions of them are references to the recitals and clauses of, and schedules to, this Agreement and sub-divisions of them respectively;

(c)	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation, and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)	the expressions “subsidiary undertaking” and “parent undertaking” have the meanings set out in the Companies Act 1985; and

(e)	headings are inserted for convenience only and shall be ignored in construing this Agreement.
1.3	The Recitals to this Agreement form part of it.

2.	Conditions precedent

The agreement to sell and buy the Shares is conditional on satisfaction of the following conditions (“Conditions”):
(a)	the Seller and the Purchaser both passing all necessary corporate resolutions to approve both entering into the Transaction and the Transaction Documents; and

(b)	there being no court order, injunction or other decision restricting, preventing or prohibiting (or seeking to restrict, prevent or prohibit) either Party from entering into or performing under, this Agreement or any other Transaction Document; and

(c)	the First SPA having been entered into between the parties to it.
3.	Sale and purchase of Shares

On and subject to the terms of this Agreement and satisfaction of the Conditions, the Seller must sell with full title guarantee and the Purchaser must purchase the Shares on and with effect from the Completion Date, in each case free from all Encumbrances (save for any Encumbrances arising under the Shareholders’ Agreement).
4.	Consideration

4.1	The Parties agree that the consideration for the transfer of the Shares is the Purchase Price.

4.2	The Purchase Price shall be payable by the Purchaser in accordance with clause 5 at Completion.

5.	Completion and Payment

5.1	Completion must take place at the offices of the Seller unless otherwise agreed by the Parties, as follows:
(a)	On Completion Date, the Seller must:
(i)	cause to be delivered to the Purchaser copies of its corporate approvals referred to in clause 2(a) above;

(ii)	cause to be delivered to the Purchaser instruments of transfer in respect of the Shares (together with the share certificates) duly completed in favour of the Purchaser; and

(iii)	procure that a meeting of the board of directors of the Company is held pursuant to board resolutions of the Company to be in the agreed form by Completion dealing with all those matters required to be approved by the Company at Completion including the following:
(1)	the Registered Agent is instructed to provide a certified copy of the updated register of members to the Purchaser and the Seller and such other persons as the Purchaser or the Seller may nominate;

(2)	any director of the Company is authorised to execute share certificates in the names of the Purchaser;

(3)	the execution of the Shareholders Agreement by the Company is approved and any director of the Company is authorised to execute the Shareholders Agreement for and on behalf of the Company; and

(4)	any changes to the directors and officers (as appropriate) of the Company as required by the Shareholders Agreement are approved and the Registered Agent is authorised and instructed to update the Company’s registers of directors and officers (as appropriate) to reflect such changes and deliver copies of the same to the Seller and to the Purchaser and consents from relevant so appointed directors to act and relevant directors’ resignation letters shall be produced in the agreed form, unless in any case waived by the Purchaser;

(b)	On Completion Date, the Purchaser must, following compliance by the Seller with the provisions of clause 5.1(a) above, cause to be delivered to the Seller copies of its corporate approvals referred to in clause 2(a) above (unless waived by the Seller);

(c)	The Shareholders Agreement is executed on the Completion Date by the Seller, the Purchaser, Nadash International Holdings Inc. and the Company;

(d)	On the day that is thirty calendar days after the Completion Date (or if such day is not a Business Day, the next Business Day), the Purchaser must pay the Purchase Price into the account of the Seller, details of which must have been notified to the Purchaser prior to Completion, by electronic transfer of funds for same day value.

6.	Warranties and Indemnity

6.1	The Seller represents and warrants that:
(a)	it has the right, power and authority to enter into and perform its obligations under this Agreement;

(b)	it has taken all necessary corporate or other action to authorise the execution of, and performance by it of its obligations under, this Agreement;

(c)	each of the Transaction Documents (and all documents referenced therein) will, when executed by all parties thereto, constitute valid, legal and binding obligations of the Seller, enforceable in accordance with their respective terms, all other Transaction Documents, and any other documents referred to herein or therein;

(d)	the execution, delivery and performance of this Agreement, any other Transaction Document or any document referred to herein or therein will not contravene or result in a violation of any constitutional documents of the Seller or any applicable law, ordinance, principle of common law, regulation, statute, treaty, order, decree or decision (including the Decision) binding on or affecting the Seller or the Shares;

(e)	the Company is properly incorporated, validly existing and is in good standing under the laws of the British Virgin Islands;

(f)	no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue, sale or transfer of any share capital or any other security giving rise to a right over, or an interest in, the capital of the Company or any of its subsidiaries under any option, agreement or other arrangement (including conversion rights and rights of pre-emption);

(g)	all third-party approvals, consents, authorisations and notifications (including any governmental approvals, consents, authorisations and notifications) necessary for the Seller to enter into this Agreement and/or for the Transaction have been obtained, filed and given; to the best of the Seller’s knowledge, no governmental or other regulatory approvals, consents, authorisations and notifications are necessary for the Purchaser to enter into this Agreement and/or for the Transaction;

(h)	the Shares:
(i)	comprise 30.0% of the allotted and issued share capital of the Company;

(ii)	have been properly allotted and issued; and

(iii)	are fully paid or are credited as fully paid;
(i)	the Seller is the sole legal and beneficial owner of the Shares and has the right to transfer the full legal and beneficial interest in the Shares respectively to the Purchaser without the consent of a third person;

(j)	the Shares are not affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Shares; and

(k)	the Company holds 49.0% of CTHL and there are no Encumbrances over such stake. CTHL holds 52.91% of Turkcell Holding and there are no Encumbrances over such stake. Turkcell Holding holds 51.0% of Turkcell and there are no

Encumbrances over such stake. There are no options, convertible securities or other such type of Encumbrances in respect of each of such mentioned shares. For the purpose of this provision, “CTHL” means Cukurova Telecom Holdings Limited, “Turkcell Holding” means Turkcell Holding A.S. and “Turkcell” means Turkcell Illitisim Hizmetleri A.S.
7.	Seller Indemnity

7.1	The Seller undertakes to defend, indemnify and hold harmless the Purchaser, the Purchaser’s Group and their respective shareholders, directors, officers, employees and agents and to keep each of them defended, indemnified and held harmless, from and against any and all losses, liabilities, actions and claims (whether or not involving a third party claim) including charges, costs, damages, fines, penalties, interest and all reasonable legal and other professional fees and expenses, which any of them may suffer or incur, directly or indirectly, arising out of, in connection with or relating to (i) the Telenor Dispute, (ii) any other claim, dispute or litigation (including, without limiting the generality of the foregoing, by any of them being involved as a party, a witness or otherwise) arising out of, in connection with or relating to the Kyivstar Shareholders Agreement or otherwise between the shareholders of Kyivstar and/or any member of their respective Groups, (iii) this Agreement or any of the Transaction Documents (or any of the transactions or matters effected by this Agreement or by any Transaction Document) being rescinded, terminated or unwound for any reason other than the Purchaser’s breach thereof, whether or not, in each case (i), (ii) and/or (iii), (A) relating to the Arbitration Award or the Decision and (B) such claim, dispute or litigation is in existence or is within the contemplation of the Parties or the parties to the Kyivstar Shareholders Agreement, in each case, as of the date hereof or (iv) any breach of any representation or warranty set out in clause 6.1.

7.2	The Seller’s obligation under clause 7.1 is a continuing obligation and is not satisfied, discharged or affected by a change in the constitution or control of, or merger or consolidation with any other person of, or the insolvency of, or bankruptcy, winding up or analogous proceedings related to, the Seller.

7.3	The Seller’s liabilities under clauses 7.1 and 7.2 are not affected by any arrangement which the Seller may make with or with the Purchaser which might operate to diminish or discharge the liability of or otherwise provide a defence to a surety.

7.4	The Purchaser may at any time as it thinks fit, without reference to the Seller and without prejudice to the Seller’s obligations referred to in clause 7.1 grant a time for payment or grant another indulgence or agree to an amendment, variation, waiver or release in respect of an obligation of the Seller referred to in clause 7.1.

7.5	The Seller waives any right it may have of first requiring the Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Seller under this clause 7. This waiver applies irrespective of any law or any provision of this Agreement to the contrary.

7.6	Each payment to be made by the Seller under this Agreement shall be made in the currency in which the relevant amount is payable by the Purchaser to the Seller, free and clear of all deductions or withholdings of any kind, except for those required by law, and if any deduction or withholding must be made by law, the Seller will pay that additional amount which is necessary to ensure that the payee receives a net amount equal to the full amount which it would have received if the payment had been made without the deduction or withholding.

7.7	The Seller warrants that the obligations set out in this clause 7 are its legally binding obligations, enforceable in accordance with their terms, and that all necessary governmental and other consents and authorisations for the giving and implementation of this clause 7 have been obtained.

8.	Further assurance

Each Party must execute and deliver all such instruments and other documents and take all such actions as the Purchaser may from time to time reasonably require in order to give full effect to the provisions of this Agreement.

9.	Costs

Each Party must pay its own costs and expenses in relation to the negotiation, preparation and implementation of this Agreement and the other Transaction Documents (and the documents referred to herein and therein), including the fees and disbursements of their respective legal, accountancy and other advisers.

10.	Entire agreement and variation

10.1	The Transaction Documents (together with any documents referred to in them) contain the entire agreement and understanding of the Parties and supersede all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of the Transaction.

10.2	Each Party agrees and acknowledges that it has not relied on, or been induced to enter into a Transaction Document by, a warranty, statement, representation or undertaking which is not expressly included in a Transaction Document.

10.3	Neither Party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of the other Party in connection with, or relating to, the Transaction, unless it is expressly included in a Transaction Document.

10.4	Nothing in this clause 10 limits or excludes liability arising as a result of fraud, wilful concealment or wilful misconduct.

10.5	No variation, supplement, deletion or replacement of or from this Agreement or any of its terms is effective unless made in writing and signed by or on behalf of each Party.

11.	Notices

11.1	Method of giving a notice or other communication

A notice, permission or other communication under or in connection with this Agreement must be:
(a)	in writing;

(b)	in English;

(c)	signed by or on behalf of the person giving it; and

(d)	delivered by hand or sent by recorded delivery post or by fax to the relevant Party to the contact, address and fax number set out in clause 11.2 (or if otherwise notified by the relevant person under clause 11.6 to such other contact, address or fax number as has been so notified).
11.2	Addresses

The contact, address and fax number for each Party is (unless otherwise notified under clause 11.6):
(a)	in the case of the Seller, as follows:
Address:	Boulevard du Prince Henri

L-1724 Luxembourg

Fax:	+352 26 47 06 28

Attention:	Pavel Nazarian
(b)	in the case of the Purchaser, as follows:
Address:	Alastair Tulloch

Tulloch & Co. Solicitors

4 Hill Street

London

W1J 5NE

Fax:	+44 20 73 18 11 50

With copy to:

Address:	Ovchinnikovskaya nab. 20, build.1

Moscow 115035 Russia

Fax:	+7 495 981 47 08

Attention:	Marina Groenberg
11.3	Time that notice or communication is deemed given

Unless there is evidence that it was received earlier, a notice or other communication that complies with clause 11.1 is deemed given:
(a)	if delivered by hand, at the time of delivery, except as provided in clause 11.4;

(b)	if sent by recorded delivery post, at 9.00 am on the third Business Day after the day of posting; and

(c)	if sent by fax, at the time of its transmission, except as provided in clause 11.4.
11.4	Effect of delivery by hand or fax other than between 9.00am and 6.00pm on a Business Day
(a)	If deemed delivery under clause 11.3 of a notice or other communication delivered by hand or sent by fax occurs before 9.00 am on a Business Day, the notice or other communication is deemed delivered at 9.00 am on that day.

(b)	If deemed delivery under clause 11.3 of a notice or other communication delivered by hand or sent by fax occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 9.00 am on the next Business Day.

11.5	Relevant time of day

In this clause, a reference to time is to local time in the country in which the recipient of the notice or communication is located.

11.6	Notification of change in notice details

A Party may notify the other Party of a change to any of the details for it referred to in clause 11.2. The notice must comply with the terms of clause 11.1 and must state the date on which the change is to occur. That date must be on or after the fifth Business Day after the date on which the notice is delivered.

12.	Confidentiality

12.1	Both Parties’ confidentiality obligations

Following Completion no Party may disclose information relating to the negotiation, existence or provisions of a Transaction Document unless:
(a)	it has first obtained the other Party’s permission; or

(b)	it is permitted to do so under clauses 12.2 or 13.
12.2	Permitted disclosures

Clause 12.1 does not apply to a disclosure of information where:
(a)	the disclosure is required by applicable law or regulation, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body, including where the Seller or Storm discloses information to Telenor, the United States District Court for the Southern District of New York and the Arbitration Panel for any purpose;

(b)	the disclosure is required by a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group are listed or traded;

(c)	the disclosure is made to the directors, officers or senior employees of a member of the disclosing person’s Group for the purpose of ensuring compliance with the terms of a Transaction Document;

(d)	the disclosure is required for the purpose of legal proceedings arising out of a Transaction Document or the disclosure is required to be made to a Tax Authority in connection with the Tax affairs of a member of the disclosing person’s Group; or

(e)	the disclosure is made to a professional adviser of the disclosing person, in which case the disclosing person is responsible for ensuring that the professional adviser complies with the terms of clause 12 as if it were a party to this Agreement.
12.3	Consultation required before a permitted disclosure

The Seller or Purchaser may only make a disclosure in the circumstances contemplated by clause 12.2(a) or (b) if, before making the disclosure, it has consulted with the other Party and taken into account the other Party’s requirements as to the timing, content and manner of making the disclosure to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.

13.	Announcements

13.1	Permission of other Party generally required

Following Completion, no Party must:
(a)	make or send; or

(b)	permit another person to make or send on its behalf,
a public announcement or circular regarding the existence or the subject matter of a Transaction Document, unless it has first obtained the other Party’s permission (that permission not to be unreasonably withheld or delayed).

13.2	Circumstances in which permission of other Party is not required

Clause 13.1 does not apply to an announcement or circular which is required by:
(a)	applicable law or regulation, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body; or

(b)	a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group are listed or traded.
13.3	Consultation where permission of other Party is not required

A Party that is required to make or send an announcement or circular in the circumstances contemplated by clause 13.2 must, before making or sending the announcement or circular, consult with the other Party and take into account the other Party’s requirements as to the timing, content and manner of making the announcement or sending the circular to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.

14.	Invalidity

If a provision of this Agreement is found to be illegal, invalid or unenforceable, then to the extent it is illegal, invalid or unenforceable, that provision will be given no effect and will be treated as though it were not included in this Agreement, but the validity or enforceability of the remaining provisions of this Agreement will not be affected.

15.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered must be an original, but all of which when taken together will constitute a single instrument.

16.	Third party rights

No person other than a Party may enforce this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

17.	Governing law and Arbitration

17.1	Governing law

This Agreement is governed by and must be interpreted in accordance with English law.

17.2	Arbitration
(a)	Any dispute or difference (a “Dispute”) arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, must be referred to and finally resolved by arbitration under the LCIA Rules, which

Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be three. The seat of the arbitration shall be London. The language of the arbitration shall be English.

(b)	The claimant shall nominate one arbitrator and the respondent shall nominate one arbitrator in accordance with and within the time limits specified in the LCIA Rules. The chairman shall be nominated by the two appointed arbitrators within 15 days of the appointment of the second arbitrator by the LCIA Court, failing which the chairman shall be appointed by the LCIA Court.

(c)	Where a Dispute arises out of or in connection with this Agreement and any other dispute arises out of or in connection with any of the Transaction Documents (and/or the First SPA), which disputes in the reasonable opinion of the first arbitral tribunal to be appointed in respect of any of the disputes (the “First Panel”), are so closely connected that it is fair and expedient for them to be resolved in the same proceedings, the First Panel may, upon application by any Party, order that the proceedings to resolve one dispute will be consolidated with those to resolve any other dispute (whether or not proceedings to resolve such other dispute have yet been instituted). If the First Panel so orders, the Parties to each dispute which is a subject of their order will be treated as having consented to that dispute being finally decided:
(i)	by the First Panel, unless the LCIA Court decides that this panel would not be suitable; and

(ii)	in accordance with the procedure specified in the Transaction Document (and/or the First SPA) pursuant to which the First Panel was appointed, unless otherwise agreed by all Parties to the consolidated proceedings or ordered by the First Panel, and each Party hereby waives any right to object to the constitution of the First Panel upon such consolidation on the grounds that it was not entitled to nominate an arbitrator.

(d)	Nothing in this Agreement will prevent a Party from applying to any court of competent jurisdiction for interim relief and/or conservatory measures (an “Interim Relief Application”) and any such Interim Relief Application will not be deemed to be incompatible with, or a waiver of, the arbitration agreement. For the purposes of any Interim Relief Application, each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and the British Virgin Islands, without prejudice to the ability to make an Interim Relief Application before any court of competent jurisdiction.
17.3	Service of process

A document which starts, or is otherwise required to be served in connection with, any Dispute (a “Process Document”) may be served in the same way as notices in accordance with clause 11. This clause 17.3 does not prevent a Process Document being served in any other manner permitted by law.

17.4	Appointment of Purchaser’s agent for service
(a)	The Purchaser must at all times maintain an agent for service of process in England and Wales.

(b)	The Purchaser appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on the Purchaser if delivered to the agent at its address for the time being.

(d)	The Purchaser must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, the Purchaser must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	The Purchaser must notify the Seller within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 17.4 does not prevent a Process Document being served in any other manner permitted by law.
17.5	Appointment of Seller’s agent for service
(a)	The Seller must at all times maintain an agent for service of process in England and Wales.

(b)	The Seller appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on the Seller if delivered to the agent at its address for the time being.

(d)	The Seller must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, the Seller must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	The Seller must notify the Purchaser within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 17.5 does not prevent a Process Document being served in any other manner permitted by law.
18.	Assignment

18.1	The Seller may not assign, transfer or otherwise dispose of in whole or in part its rights under this Agreement.

18.2	The Purchaser may not assign, transfer or otherwise dispose of in whole or in part its rights under this Agreement.

In witness whereof this Agreement has been entered into the day and year first above written.

Signed by		)
for and on behalf of		)
Alfa Finance Holdings S.A.		)
in the presence of		)	/s/ Pavel Nazarian

Witness signature:	/s/ Nadia Vaisse

Witness name:	Nadia Vaisse

Witness address:	3 Bld. du Prince Henri L-1724 Luxembourg

Signed by		)
for and on behalf of		)
Henri Services Limited		)
in the presence of		)	/s/ Marina Greenberg

Witness signature:	/s/ Yuri Musatov

Witness name:	Yuri Musatov

Witness address:	Savvinskaya Nab. 11 Moscow, Russia

Annex A
(Form of Shareholders Agreement)